Exhibit 99.1

Invitation to TeliaSonera Analyst Conference Call Year-End-Report,  2005 - on February 10, 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 2, 2006--The year-end-report, January-December, 2005 of TeliaSonera will be released on Friday, February 10, 2006.

Mr Anders Igel, President and CEO of TeliaSonera AB and Mr Kim Ignatius, Executive Vice President and CFO of TeliaSonera AB, will be holding a teleconference later that day to review the results. You are cordially invited to participate in this conference.

Date: February 10, 2006
Time: 16.00 hours - (Stockholm time)
17.00 hours - (Helsinki time)
15.00 hours - (London time)
10.00 hours - (New York time)

Slide presentation:

A slide presentation will be available on Feb 10 on TeliaSonera's web site: http://www.teliasonera.com/ir.

Dial-in information:

To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

Dial-in number: (0) 20 7162 0025

Participants should quote: TeliaSonera

You can also listen to the conference live on our web site.

Replay number until Feb 15, 2006: (0) 20 7031 4064
Access code: 692094

Best regards,

Martti Yrjo-Koskinen, Head of Investor Relations, TeliaSonera AB
Phone: 8 504 551 13

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30